APPENDIX B: COMPANY OFFERING

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ

Banter!

Waze for Nightlife: Real-time info from nearby bars, restaurants and clubs!

Amount Raised ?

$0

Days Left ? 90 Investors 0









Banter!
Real-time info from nearby bars, restaurants and clubs!
TUPELO
Happy Hour - 2x1 on all draught beers
TUPELO



 www.thebanterapp.com

 San Francisco

+   Follow

| PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS | › |

REAL-TIME INFO FROM NEARBY BARS, RESTAURANTS & CLUBS!

Banter: Real Time Info on the Most Happening Nightlife Options

Banter is a new platform that shows you real-time information on your local nightlife scene. What happy hours are going on right now? Which bars have live music tonight? What are the current hotspots?



Simply put:
With Banter, you always know what you're getting into before you arrive or even leave the house, making sure no night is ever wasted.

How do we do this?

Through the **BanterTV** app, available now for AppleTV and soon for Chromecast, bars, restaurants and clubs can connect their existing televisions to our platform and turn them into interactive displays, showing photos that people are taking and uploading in real-time, and displaying promotions, specials and other announcements.

In turn, all of this information, from the photos of people that are there to the specials currently active at the venue, is visible on the **Banter!** mobile app, available now for iOS and Android.















TUPELO
Happy Hour: 2x1 on all draught beers & $5 glasses of wine
Every Mon, Tues, Wed 3:00 PM to 6:00 PM
TUPELO
tv
chromecast
Available on the App Store
Google play

Banter is already available in every major US city: San Francisco, New York, Boston, Los Angeles, Miami, Austin, Chicago, Philadelphia, 40+ more US cities, even international locations like Monterrey, MX, Panama City, and Mumbai. We already have over 40,000 users and our numbers are growing every month. **Soon, we'll be a community of millions, Bantering to make our lives more interesting.**

Real time information. Interactive Displays. Unlimited connections. One mighty global platform.

WHY BANTER?

01:00

Ever get to a bar with friends only to leave moments later because it wasn't what you were looking for?

Ever have to walk from bar to bar looking for one that will have enough space for your friends but isn't totally dead?

Ever feel like you know what bars are nearby, but you don't know what's going on at any of them on any given night?


At Banter, we think it's totally ridiculous that there's no easy way to know what's going on at nearby bars, restaurants, clubs, and live music venues.

If we're able to use our phones to know which streets have traffic, how come we can't use them to do something much more fun: know the real-time busyness and vibe of different places in your city?
Yelp and Google Maps can tell us **past** experiences, but no one is telling is **current** experiences -- until now.
Forget wasting time and money in search of the perfect bar, and choose Banter: an online community focused on nightlife so you can easily share real-time information on what's going on in your city.

#LETSBANTER

Banter shows you real-time info about the local bar scene, including photos and other updates being shared by people that are there right now, right on your mobile phone. Think of us like the popular traffic app Waze, but for nightlife.
There are three main components to the Banter mobile app:


1
API

Advanced web scrapers, crawlers, & API integrations: We work harder than anyone to compile every single show, event, party, bar trivia, or happy hour going on in your city up to a week in advance. In fact, Banter's technology generates 10x more events than our competitors.



Party chats: When you RSVP to a party or show, we add you to a temporary group chat with the other attendees, as well as the organizer and performer, so you can easily communicate with them in the days leading up the event as well as in real-time on event day -- "Is it as good as promised?" "What music is the band playing?"



Real time social network sharing: You can see and share photos from bars, indicating the busyness, vibe, music and gender ratio, all in real-time.

With Banter, you're always in the know about how busy a place is, it's vibe, even the gender ratio (because let's face it, a big reason people go out is to meet people).

If you're at a bar that also uses the BanterTV app, your photos will also be shown on the venue's televisions and screens.

BUSINESSES LOVE BANTER TOO

Businesses really love Banter because we help them understand, engage, and market to their customers better than ever before. Bar owners and event organizers can gain valuable data from customers who RSVP, what type of events they are RSVPing to, and how those events are attracting customers -- all while having their place known as a local hot spot.

Banter also provides a great way to offer incentives or rewards to your customers. Post to Banter about how much fun you're having at Northstar Café? Next drink's on Northstar.



And now, with the new BanterTV app, available now for AppleTV and coming soon to Chromecast devices, businesses can turn their existing TV's and screens and turn them into dynamic, interactive, money-making machines. After the game's over, instead of leaving Sportscenter on mute, the business can get much more out of their televisions.

The BanterTV app does three things:

1) Shows **photos** that the staff and customers are uploading, displaying them in a real-time photo feed

2) Show **promotions** and other announcements that they want their current patrons to know about, from current specials to upcoming events and parties

3) Show targeted **advertisements** that are relevant to their patrons, so they can make some extra bucks.

  

Most importantly - the photos and announcements that are being shown on the venue's televisions are *also* being shown on the Banter mobile app, so that all other Banter users in the city can know what's going on at the venue - in real-time.

Simply put - Banter helps nightlife venues, from bars to restaurants to nightclubs, old and new alike, promote their business to people looking to go out, let others know what's going on in real-time, and make some extra bucks in various ways.

I WANT TO BANTER!

Good news -- you can! Banter is live on both iOS and Android app stores, with over 40,000 registered users.



Most of our users so far are in San Francisco, New York, and Boston, but we're quickly expanding in Los Angeles, Miami, Austin, Chicago, Philadelphia, and over 40 other US cities as well. We even have international locations like New Delhi, and Mumbai.

We're doing a lot to get our name out there:

- We have strong relationships with promoters and club owners in San Francisco including Crossroads, Select Entertainment, Barbarossa Lounge, The Dorian, Audio, Mayes, Eastside West, and more.
- We are affiliated with Ticketfly, Tablelist, Eventbrite, and EventsHigh (all event ticketing platforms), allowing us to show more events to our users than any other platform.
- We organized SantaCon and LepreCon, two of the biggest pub crawls in San Francisco.
- We've gotten a few press highlights along the way: Startup Dope, College Startup, and Broke-Ass Stuart.
- We're using smart, automated marketing processes to establish connections and relationships with dozens of bars throughout the United States, and already have dozens of venues requesting demos for the new BanterTV application.

WHY THE TIME IS RIGHT FOR BANTER

Three key trends contribute to this being the perfect time for an app like Banter to succeed:

1. The rise of platforms like Instagram, Snapchat, and more recently Periscope are making the real-time sharing of media more common. People would never have shared a photo from a bar five years ago, but it's now a common behavior.
2. Signal strength is improving, letting users use their phones in crowded spaces, including basements, making it possible to see and share data from bars and nightclubs.
3. Other platforms like Ticketfly and Eventbrite are developing APIs, letting us affiliate with them and show our users a combination of events from multiple different platforms, without us having to establish a direct relationship with venues.

These factors combine to create a low overhead business with extremely high revenue and growth potential.

TARGET MARKET

We're targeting millennials that like to go out – needless to say, this market is huge!





Target User Profile
Millennials - Age 21-34

Interests:
- Bar hopping
- Live music
- Photo sharing
- Alcohol
- Night clubs
- Restaurants

Source: Facebook Ad Manager – Audience Sizing

4M
SF, NY, Boston

50M
National

250M
Global

We're also targeting event organizers, performers, promoters, and bar/club managers who will use Banter to better engage with their guests.

REVENUE AND PROJECTIONS

The Banter platform has the ability to generate revenue in multiple ways.

1. Advertising on Banter Jumbotron via Apple TV and Chromecast apps where revenue is shared with the venue. Ads from nightlife brands mixed in between photos.

2. Premium features designed exclusively for high-spending nightclub goers that want access to VIP experiences like early access, private performances, VIP-only chats, and other special offers. We expect to convert 1% of new users to premium version.

3. Promotions of events that local club owners, promoters, and artists want featured to our users.

4. Commissions from purchases like ticket sales and bottle service reservations made by our users.

Unlike apps like Yelp and Groupon, we're not creating paid subscriptions for businesses, but monetizing our users. This model allows us to grow our revenue as we grow our user base, without requiring a huge sales team

Projections

Throughout 2016, the large majority of our revenue will come from advertising on the BanterTV. We project we can generate close to $50,000 of revenue in Q4 2016, and grow that to $500,000 in Q1 2017.

The main drivers of revenue growth for advertising are:

a) Increase venue registration on BanterTV adoption by sport bar chains and nightclub holding companies that own and manage multiple venues

b) Increase charge per ad impression by developing unique and effective targeting abilities for advertisers

c) Increase amount of ads shown per venue by targeting venues with multiple TV's that can have at least 1 TV specifically dedicated to BanterTV

INVESTMENT OPPORTUNITY

Banter is seeking **$100,000 via a convertible security** at a 20% discount and $8 million valuation cap. Given our low burn-rate and our near-term focus on advertising revenue growth, this funding will provide us with enough runway to become profitable.

Investors | Raise Capital | Browse Startups | FAQ | Blog | About | Careers | Press | Contact | Terms of Use | Privacy Policy | FINRA BrokerCheck

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.



FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ

Banter!

Waze for Nightlife: Real-time info from nearby bars, restaurants and clubs!

Amount Raised ?

$0

Days Left ? 90 Investors 0







Banter!
Real-time info from nearby bars, restaurants and clubs!
TUPELO
Happy Hour - 2x1 on all draught beers
TUPELO





Upload a photo to Banter to get featured on the screen!

www.thebanterapp.com

San Francisco

+ Follow

PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS



THE FOUNDING TEAM



in

Diego Villarreal

CEO

Born and raised in Mexico, Diego studied engineering at Stanford before moving to San Francisco. Although

he had been living in the city for five years and knew all the popular spots very well, he still found that trying to figure which nightlife spots would be good on any given night was a crapshoot. Too often did he show up to bars only to find them empty or too packed.

After graduating from Stanford, Diego...

Expand Bio ❯



in

Sergio Navacerrada
CTO

Born and raised in Spain, Sergio studied computer science at the University of Seville and has nearly 10 years of engineering experience in both big and small teams.



in

Alexey Emelyanov
iOS Developer

Born and raised in Belarus, Alexey worked as a network engineer before graduating from Mobile Makers Academy.

INVESTORS & ADVISORS



in

Michael Landau

Advisor

Michael was the Lead Engineer at Storylane, which was acquired by Facebook in 2013, and is now an engineer at Airbnb. He advises us on tech and product issues.



in

Jean Paul Coupal

Advisor

JP is the owner of the Coupa Café restaurant chain in Palo Alto. He helps advising in Banter's strategy regarding bar and restaurant outreach and services, and has connections throughout Silicon Valley, including to many VCs.



in

David Olivencia

Advisor

As a Senior Vice President at Softtek, and a lifelong people connector, David enjoys leveraging his network, strategic leadership ability, and international expertise to influence change and drive revenue as both a corporate executive, a board member and an advisor





Jon Larner

Advisor

Jon Larner is the Founding Partner at The Independent, one of the most popular and successful live music venues in California. He has decades of experience working at and advising companies that leverage technology to improve and grow the nightlife industry.

Investors | Raise Capital | Browse Startups | FAQ | Blog | About | Careers | Press | Contact | Terms of Use | Privacy Policy | FINRA BrokerCheck

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ

Banter!

Waze for Nightlife: Real-time info from nearby bars, restaurants and clubs!

Amount Raised ?

$0

Days Left ? 90 Investors 0









Banter!
Real-time info from nearby bars, restaurants and clubs!
TUPELO
Happy Hour - 2x1 on all draught beers
TUPELO



🌐 www.thebanterapp.com

✈ San Francisco

+   **Follow**

PITCH   TEAM   DOCUMENTS   **QUESTIONS**   FUNDRAISING   COMMENTS   ❯

COMMONLY ASKED QUESTIONS

//

What cities is Banter currently available in?

While this seems like a simple question at a high-level, I'll explain not just where Banter is available, but where specific features area available, and why that is so: 1) Party Discoverer: The Party Discoverer on Banter lets users see all the shows and parties going on in their city, up to a week in advance. Where available, they can even buy tickets or make bottle service reservations. This feature is available in over 80 cities across the globe. We were able to scale this so rapidly because 1) it does not require any other users in a city for the feature to work well (i.e. first user to download Banter in Phoenix can use our Party Discoverer) and 2) our web scraping technologies find tens of thousands of events across the globe each week by scraping websites and other event platforms, without requiring us to engage with a specific venue or event organizer directly 2) Party Chats: The Party Chats let users interact with and meet other users that are going to the same events that they are, and browse and chat with other users that like to go out where they go out. This feature currently works well in a few cities in the US including San Francisco, New York and Boston, and a few cities in India, including Bangalore and Mumbai. It really only requires a hundred or so active users in a specific city for it to begin providing value to other users, so we're able to launch in new cities fairly rapidly by merely targeting potential users in those cities via our Ambassador program, social media accounts and/or Facebook ads (no physical presence required) 3) Live Feed: Given this is the feature that requires the largest level of critical mass (but which will be the most powerful once that level of critical mass is reached), it really only works well in San Francisco, where most of our users are. We see hundreds of users active in San Francisco each day, many of which post photos and updates, meaning there's generally enough real-time info for people in San Francisco to be able to look at the local Live Feed and see local hotspots.

//

It seems like you have three features (Party Discoverer, Party Chats and the Live Feed). Wouldn't it be better to focus on only 1 feature and do that well?

Similar to the previous question, the simple answer would be "yes", but as we've learned, it's all about execution and product design, and because our "Live Feed", which has the highest potential to be worth $$billions$$, requires the largest level of critical mass in a city to work well. Ultimately, Banter's value and competitive advantage comes from its network effect. However, there's various ways to achieve network effects, some of which require larger or smaller levels of critical mass. In terms of Banter, specifically, we started by developing our Live Feed feature first because it is the core of our value proposition. However, it requires "multi-player" value to work, meaning it needs other users active on the platform for any other user to get value from it. We therefore added our "Party Discoverer", which provides "single-player" value, meaning a single user in any of our cities can find value from this feature even if there are no other users already on Banter in their city. When you think about it, if you look at some of the most valuable networks, they started in similar ways. Facebook, for example. When Zuckerberg launched Facebook at Harvard, it already contained the information on other students that he got from the Harvard Directory. Therefore, when the first user of Facebook signed up, he could already browse and see public info on other students (single-player value). Then, as more students signed up, they were able to interact with each other (multi-player value). Similarly, most of Instagram's early users downloaded the app for its filters, which didn't require any other users on the platform for Instagram to provide value (single-player value). Then, as more users signed up, people began to simply browse Instagram to see other people's photos (multi-player value). More recently, we added our "Party Chats" feature, which lets you chat with other Banter users that like to go out where you go out, because, while it does require other users in your city for the feature to work, it does not require as many users as the Live Feed does. Once approximately 100 people have downloaded Banter in a given city, we begin to see the Party Chat feature working and being used consistently. Again, if you look at another platform like SnapChat... SnapChat began as a messaging platform, with the uniqueness being you could send disappearing photos. It was only until several years later, once there were millions of daily users, that SnapChat launched their Live Feeds, which is what has led to their most recent bursts of growth. Many dating apps also are able to grow so quickly because in reality they don't really need thousands of users in a city for the app to work, they merely need a hundred or so. Similarly, on Banter, we believe our Party Chat feature is providing a stepping stone from the single-player value provided by the Party Discoverer to the highest level of multi-player value provided by our Live Feed. The Party Chat needs a critical mass somewhere in the middle. I hope this LONG answer to what could seem like a simple question makes sense. Reach out if you'd like to discuss further.

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ

Banter!

Waze for Nightlife: Real-time info from nearby bars, restaurants and clubs!

Amount Raised ?

$0

Days Left ? 90 Investors 0









Banter!
Real-time info from nearby bars, restaurants and clubs!
TUPELO
Happy Hour - 2x1 on all draught beers
TUPELO



 www.thebanterapp.com

San Francisco

+	Follow

PITCH   TEAM   **DOCUMENTS**   QUESTIONS   FUNDRAISING   COMMENTS

REG CF DOCUMENTS ?

Term Sheet

View

Flash Convertible Security Subscription Agreement

View

Flash Convertible Security

View

Investor Acknowledgement

View

REG D DOCUMENTS [?]

Term Sheet

View

Flash Convertible Security Subscription Agreement

View

Flash Convertible Security

View

Investor Acknowledgement

View

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ

Banter!

Waze for Nightlife: Real-time info from nearby bars, restaurants and clubs!

Amount Raised ?

$0

Days Left ? 90 Investors 0









Banter!
Real-time info from nearby bars, restaurants and clubs!
TUPELO
Happy Hour - 2x1 on all draught beers
TUPELO





Upload a photo to Banter to get featured on the screen!

www.thebanterapp.com

San Francisco

Follow



PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
FlashSeed Convertible Security

Offering Min
$20,000

Offering Max
$100,000

Valuation Cap ?
$8,000,000

Valuation Discount ?
20.0%

Reg D Offering Summary

Amount Raised

$0.00

Investors

0

Security Type

FlashSeed Convertible Security

Offering Min

N/A

Offering Max

$1,000,000

Valuation Cap ?

$8,000,000

Valuation Discount ?

20.0%

Additional Details

Option Pool ?

6.44%

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.

FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ

Banter!

Waze for Nightlife: Real-time info from nearby bars, restaurants and clubs!

Amount Raised ?

$0

Days Left ? 90 Investors 0









Banter!
Real-time info from nearby bars, restaurants and clubs!
TUPELO
Happy Hour - 2x1 on all draught beers
TUPELO



 www.thebanterapp.com

 San Francisco

+   **Follow**



| PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS | > |

COMMENTS

Login or Sign Up to add a comment



Currently No Comments



Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.